5225 Katy Freeway, Suite 600
Houston, Texas  77007

September 29, 2010

Jim B. Rosenberg
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549
Telephone Number: (202) 551-3679

Re:	Spine Pain Management, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010
Filed August 16, 2010
File No. 000-27407

Dear Mr. Rosenberg,

On behalf of Spine Pain Management, Inc. (the “Company,” “we” and “us”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Company’s Form 10-K for fiscal year ended December 31, 2009, filed March 31, 2010, and the Company’s Form 10-Q for the quarterly period ended June 30, 2010, filed August 16, 2010, which comments were contained in the Staff’s letter to the Company dated September 21, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Revenue Recognition, page 20

1.      In response to the Staff’s comment 1, bullet 1, the Company engages an independent contractor to perform medical services for patients.  The Company then pays the independent contractor a fixed fee for the services.  Subsequently, the Company bills the patient for the medical services provided by the independent contractor.  In most instances, the patient is a plaintiff in an accident case, where the patient is represented by an attorney.  Typically, the defendant (and/or the insurance company of the defendant) in the accident case pays the patient’s bill, upon settlement or final judgment of the accident case.  The payment to the Company is made through the attorney of the patient.  In certain instances, the Company may bill the patient’s health insurance company if the patient has adequate health insurance coverage.

In response to the Staff’s comment 1, bullet 2, the clinic facilities where the Company’s spine injury treatment centers operate are owned or leased by the Company’s independent contractor or a third party.  The Company has no ownership interest in these clinic facilities, nor does the Company have any responsibilities towards building or operating the clinic facilities.  Each of the Company’s independent contractors performs services for the Company (in the form of providing medical treatment for patients) pursuant to a medical services agreement.

In response to the Staff’s comment 1, bullet 3, the gross revenue for the year ended December 31, 2009 was $982,736 based on established rates that the Company hopes to ultimately collect. The $442,231 is actually an allowance for estimated discounts that the Company may ultimately provide patients in connection with the resolution of their cases with defendants. The Company has currently estimated the average discount on all current cases will be 45% based on historical case resolution experience, which is reviewed on a continual basis. Collections during the year ended December 31, 2009 were $32,006 and were in line with management’s estimate of collections during the period based on the fact that cases are expected to take up to one year to be resolved. Exhibit 1 to this response is an analysis of accounts receivable at December 31, 2009, with activity for the year then ended, in the format requested by the Staff.

In response to the Staff’s comment 1, bullet 4, the bad debt expense reflected in the 2010 first and second quarter filings is also actually an allowance for estimated discounts that has remained relatively consistent, as a percentage of gross revenue at established rates, to discounts recognized for the year ended December 31, 2009. Exhibit 2 to this response is our proposed statement of operations presentation for future filings that the Company believes more appropriately reflects the revenue recognition criteria for our business based on ASC 954-605-25-3 and ASC 954-605-25-4. The Company expects that discounts will remain at the current level unless adjustments are indicated by future case resolution experience.

In response to the Staff’s comment 1, bullet 5, the Company expects that actual bad debts will be rare as, typically, the parties ultimately responsible for payment are established insurance companies. Substantially all patients that are treated are represented by an attorney that is pursuing a general liability case against a defendant represented by an insurance company. The success of the resolution of these cases is considered in the historical experience on which the Company’s allowance for discounts is calculated. The Company monitors each receivable through discussions with the patient’s attorneys.

We will revise our disclosure throughout to reflect the additional information described above.  The Company will make the revisions in the Company’s Form 10-Q for the quarter ended September 30, 2010 and in all subsequent filings, including its Form 10-K for the year ended December 31, 2010.

Item 8.  Financial Statements

Balance Sheets, page 23

2.      In response to the Staff’s comment 2, we will revise the disclosure on our Balance Sheets to better reflect, on the face of the statement, the amount of estimated discounts netted against accounts receivable for each period presented.  The Company will make the revisions in the Company’s Form 10-Q for the quarter ended September 30, 2010 and in all subsequent filings, including its Form 10-K for the year ended December 31, 2010.

Statement of Operations, page 24

3.      In response to the Staff’s comment 3, we will revise the face of our Statement of Operations to disclose any revenues and cost of sales that are from a Related Party.  The Company will make the revisions in the Company’s Form 10-Q for the quarter ended September 30, 2010 and in all subsequent filings, including its Form 10-K for the year ended December 31, 2010.

Notes to the Financial Statements

Note 3.  Summary of Significant Accounting Policies

Revenue Recognition, page 29

4.      In response to the Staff’s comment 4, based on the fact that the Company’s accounts receivable are recorded net of estimated discounts and do not include a true allowance for doubtful accounts, we have not prepared a Valuation and Qualifying Accounts Schedule under Rule 12-09 of Regulation S-X.

Note 9.  Related Party Transactions

Medical Services Agreement, page 35

5.      In response to the Staff’s comment 5, pursuant to the independent contractor medical services agreement between the Company and Northshore Orthopedics Assoc. (“NSO”), NSO provides to the Company medical diagnostic services for the evaluation and treatment of patients with spine injuries.  NSO charges the Company a fixed per-patient fee as compensation for these services, pursuant to the agreement.  The Company does not directly pay Dr. Donovan (in his individual capacity) any fees in connection with NSO’s services.  Dr. Donovan is, however, the sole owner of NSO.  Accordingly, on December 28, 2009, the Company issued 500,000 restricted shares of common stock to Dr. Donovan for the conversion of $349,400 of outstanding debt owed by the Company to NSO.  The Company currently shares office space with NSO, which office space is provided to the Company at no cost by NSO.  NSO is the sole operator of the clinic that treats the patients.  NSO’s business relationship with the Company is that of an independent contractor.  Accordingly, the Company does not have any commitments or obligations to pay for any of the clinic’s costs, such as rent, utilities, etc.

We will revise our disclosure throughout to better reflect the information described above.  The Company will make the revisions in the Company’s Form 10-Q for the quarter ended September 30, 2010 and in all subsequent filings, including its Form 10-K for the year ended December 31, 2010.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Exhibits 31.1 and 31.2

6.      In response to the Staff’s comment 6, we will revise this language in the certifications for the Company’s Form 10-Q for the period ended September 30, 2010 and in all subsequent filings.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should need clarification or any additional information in connection with your inquiries, please contact me.  Thank you for your help in this matter.

Very truly yours, /s/ William F. Donovan, M.D. William F. Donovan, M.D., President

EXHIBIT 1

SPINE PAIN MANAGEMENT, INC. (FORMERLY "VERSA CARD, INC.")
Analysis of Accounts Receivable
December 31, 2009

	Gross	Allowance				Balance Due
Days	Amount	for	Net	Amount	Specific	at
Outstanding	Billed	Discounts	Revenue	Collected	Bad- Debts	Dec 31, 2009	Payor Classification

1 - 30	$306,190	$(137,785)	$168,405	$-	$-	$168,405	Liability Insurance
31 - 60	293,787	(132,204)	161,583	(9,010)	-	152,573	Liability Insurance
61 - 90	153,508	(69,079)	84,429	(5,262)	-	79,167	Liability Insurance
> 90	229,251	(103,163)	126,088	(17,734)	-	108,354	Liability Insurance

Total	$982,736	$(442,231)	$540,505	$(32,005)	$-	$508,499

EXHIBIT 2

SPINE PAIN MANAGEMENT, INC. (FORMERLY "VERSA CARD, INC.")
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008

Gross Revenue	$982,736	$-
Less allowance for discounts	442,231	-

Net revenue	540,505	-

Cost of services - related party	349,400

Gross profit	191,105	-

Operating and general expenses
General and administrative expenses	538,643	320,000
Asset impairment loss	230,697	-
Stock based compensation	519,000	147,000

Total operating expenses	1,288,340	467,000

Loss from operations	(1,097,235)	(467,000)

Other income	376,709	293,715

Net loss	$(720,526)	$(173,285)

Net loss per common share - basic and diluted	$(0.05)	$(0.02)

Weighted average diluted shares outstanding
basic and diluted	15,849,463	10,112,313

The accompanying notes are an integral part of the financial statements